EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Onex Falcon Direct Lending BDC Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$43,712,669.66(a)	$110.20	$4,817.14(b)

Fees Previously Paid	—		—

Total Transaction Valuation	$43,712,669.66(a)

Total Fees Due for Filing			$4,817.14

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$4,817.14

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 1,786,378 Shares in the offer, based upon the net asset value per share of $24.47 as of March 31, 2023.

(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.